

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 17, 2017

Via E-mail
Mr. Nicholas McGrane
Chief Financial Officer
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, VA 22203

> Re: **Evolent Health, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 001-37415**

Dear Mr. McGrane:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 104

1.   In future filings, please specify if management applied the criteria of the Updated 2013 Framework or the 1992 Framework issued by COSO when assessing the effectiveness of the Company's internal control over financial reporting. Reference is made to Item 308(a)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities